UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LI AUTO INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

50202M102 (1)
(CUSIP Number)

Xing Wang
Meituan Dianping
Block B&C, Hengjiweiye Building
No.4 Wang Jing East Road, Chaoyang District, Beijing 100102
People’s Republic of China
+86 10 5737 6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 50202M102	SCHEDULE 13D

(1)	NAME OF REPORTING PERSONS Xing Wang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 131,883,776(2)
	(8)	SHARED VOTING POWER 258,171,601(3)
	(9)	SOLE DISPOSITIVE POWER 131,883,776(2)
	(10)	SHARED DISPOSITIVE POWER 258,171,601(3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,055,377(2)(3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.3%(4)
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2)         Represents 131,883,776 Class A Ordinary Shares (as defined below) held by Zijin Global Inc., a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)         Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan Dianping. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(4)         Percentage ownership is calculated based on 1,672,688,310 ordinary shares outstanding immediately after the completion of the initial public offering and the concurrent private placements of the Issuer (as defined below), comprising of (i) 1,316,876,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares (as defined below), as disclosed in the Issuer’s prospectus filed with the Commission (as defined below) on July 30, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Zijin Global Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,883,776(5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 131,883,776(5)
	10.	Shared Dispositive Power 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,883,776(5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(6)
(14)	TYPE OF REPORTING PERSON CO

(5)         Represents 131,883,776 Class A Ordinary Shares held by Zijin Global Inc. a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)         Percentage ownership is calculated based on 1,672,688,310 ordinary shares outstanding immediately after the completion of the initial public offering and the concurrent private placements of the Issuer, comprising of (i) 1,316,876,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on July 30, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Meituan Dianping
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 258,171,601(7)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 258,171,601(7)
	10.	Shared Dispositive Power 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(7)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%(8)
(14)	TYPE OF REPORTING PERSON CO

(7)         Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan Dianping. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(8)         Percentage ownership is calculated based on 1,672,688,310 ordinary shares outstanding immediately after the completion of the initial public offering and the concurrent private placements of the Issuer, comprising of (i) 1,316,876,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on July 30, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Inspired Elite Investments Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 258,171,601(9)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 258,171,601(9)
	10.	Shared Dispositive Power 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(9)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%(10)
(14)	TYPE OF REPORTING PERSON CO

(9)         Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan Dianping. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(10)  Percentage ownership is calculated based on 1,672,688,310 ordinary shares outstanding immediately after the completion of the initial public offering and the concurrent private placements of the Issuer, comprising of (i) 1,316,876,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on July 30, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Li Auto Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 8th Floor, Block D, Building 8, 4th District of Wangjing East Garden, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2.                                 Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 under the Act:

Xing Wang, Zijin Global Inc. Meituan Dianping Inspired Elite Investments Limited (collectively, the “Reporting Persons”)

(b)	The Reporting Persons’ business address is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(c)

Mr. Xing Wang is a co-founder, the chief executive officer and the chairman of the board of directors of Meituan Dianping. The principal business of Meituan Dianping is the operation of China’s leading e-commerce platform for services. The principal address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.
Zijin Global Inc. and Inspired Elite Investments Limited are investment holding companies.

(d) – (e)

During the last five years, the Reporting Persons: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Xing Wang is a citizen of the People’s Republic of China.

Meituan Dianping is an exempted company incorporated under the laws of the Cayman Islands.

Each of Zijin Global Inc. and Inspired Elite Investments Limited is a company limited by shares incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On August 3, 2020, the Issuer completed its initial public offering (the “IPO”) of American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

Prior to the IPO, Zijin Global Inc. held 21,551,166 Series A-2 preferred shares and 105,115,219 Series C preferred shares of the Issuer, and Inspired Elite Investments Limited held 205,997,688 Series D preferred shares of the Issuer which shares were acquired by Inspired Elite Investments Limited in July 2020. All the preferred shares held by Zijin Global Inc. and Inspired Elite Investments Limited were automatically re-designated as Class A Ordinary Shares immediately prior to the completion of the IPO.

Concurrently with, and subject to, the completion of the IPO, (i) Zijin Global Inc. purchased 5,217,391 Class A Ordinary Shares for an aggregate price of US$30,00,000 (the “Zijin Acquisition”), and (ii) Inspired Elite Investments Limited acquired 52,173,913 Class A Ordinary Shares for an aggregate purchase price of US$300,000,000 (the “Inspired Elite Acquisition,” together with the Zijin Acquisition, the “Acquisitions”), each pursuant to a subscription agreement dated July 22, 2020 entered into by and between Zijin Global Inc. or Inspired

CUSIP No. 50202M102	SCHEDULE 13D

Elite Investments Limited, as the case may be, and the Issuer (collectively, the “Subscription Agreements”). The Acquisitions were funded by existing capital held by the Reporting Persons.

The foregoing description of the terms of the Subscription Agreements is not complete and is qualified in its entirety by reference to the text of the Subscription Agreements, which are filed herewith as Exhibit 7.02 and Exhibit 7.03, and incorporated herein by reference.

Item 4.                                 Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Class A Ordinary Shares to which this Schedule 13D relates in order to increase their respective equity interest in the Issuer for investment purpose.

In connection with the continued holding of Class A Ordinary Shares by Inspired Elite Investments Limited after the IPO, an Investor Rights Agreement (the “Investor Rights Agreement”) was entered into on July 9, 2020 by and among the Issuer, Inspired Elite Investments Limited, Mr. Xiang Li, the chairman of the board of directors (the “Board”) and chief executive officer of the Issuer (the “Founder”), and Amp Lee Ltd., a company incorporated under the laws of the British Virgin Islands and beneficially owned by the Founder through a trust.

The Investor Rights Agreement provides for certain special rights for Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, including:

(a)                                 the right to appoint, remove, and replace one director;

(b)                                 the consent right to the following matters: (i) creation or issuance of any shares that carry more than one vote per share, or preferred shares having rights that are more favorable to the shares held by Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, or any action that amends the voting power attached to any Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), and (ii)  amendment of any existing equity incentive plan by increasing the shares reserved for issuance or extending the expiration date, or adoption of any new equity incentive plan; and

(c)                                  right of first refusal on change of control.

The foregoing description of the terms of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is filed herewith as Exhibit 7.04, and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Ordinary Shares beneficially owned by them (or any shares of Class A Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                 Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,672,688,310 ordinary shares outstanding immediately after the completion of the IPO and the concurrent private placements of the Issuer, comprising of (i) 1,316,876,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D

Except as disclosed in this Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)

See the transactions described in “Item 3 — Sources and Amount of Funds or Other Consideration.”

Except as disclosed in this Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

In connection with the Reporting Persons’ beneficial ownership equity securities of the Issuer acquired prior to or concurrently with the IPO, the Issuer has granted Zijin Global Inc. and Inspired Elite Investments Limited, among certain other shareholders of the Issuer, certain registration rights, including demand registration rights Form F-3 or Form S-3 registration rights and piggyback registration rights.  The foregoing description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Shareholders Agreement and its amendment, whose copies are filed as Exhibit 4.4 and Exhibit 4.5 to the Issuer’s Registration Statement on Form F-1 (file no. 333-239812) with the Commission and are incorporated herein by reference.

In connection with the IPO, Mr. Xing Wang, Zijin Global Inc. and Inspired Elite Investments Limited, each entered into a Lock-Up Letter, pursuant to which, Mr. Xing Wang, Zijin Global Inc. and Inspired Elite Investments Limited agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any ordinary shares or ADSs of the Issuer or securities that are substantially similar to the ordinary shares or the ADSs of the Issuer, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of the final prospectus in relation to the IPO. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Annex B to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (file no. 333-239812) with the Commission and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibit	Description

7.01	Joint Filing Agreement
7.02	Subscription Agreement, dated July 22, 2020, by and between Zijin Global Inc. and the Issuer
7.03	Subscription Agreement, dated July 22, 2020, by and between Inspired Elite Investments Limited and the Issuer
7.04	Investor Rights Agreement, dated July 9, 2020, by and between Inspired Elite Investments Limited, the Issuer, Mr. Xiang Li and Amp Lee Ltd.

CUSIP No. 50202M102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2020

XING WANG

/s/ Xing Wang

ZIJIN GLOBAL INC.

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

MEITUAN DIANPING

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

INSPIRED ELITE INVESTMENTS LIMITED

By:	/s/ Shaohui Chen
Name:	Shaohui Chen
Title:	Director